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AUG 2 4 2021

Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 68580

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/20 (MM/DD/YY) AND ENDING 06/30/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
DCMB Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 West Loop South, Suite 450
(No. and Street)

Houston (City) Texas (State) 77027 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kimberly Collins 303-797-0550
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ohab and Company, P.A.
(Name – *if individual, state last, first, middle name*)

100 E. Sybelia Avenue, Suite 130 (Address) Maitland (City) Florida (State) 32751 (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, John Donovan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DCMB Securities, LLC, as of June 30, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

PIERCE WALES KIRKLAND
Notary Public, State of Texas
Comm. Expires 01-09-2024
Notary ID 132307118

Notary Public

Signature

Managing Member

Title

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DCMB Securities, LLC
Financial Statements
and
Supplemental Information

For the Year Ended June 30, 2021

DCMB SECURITIES, LLC
June 30, 2021

TABLE OF CONTENTS

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member's
of DCMB Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of DCMB Securities, LLC as of June 30, 2021, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of DCMB Securities, LLC as of June 30, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of DCMB Securities, LLC's management. Our responsibility is to express an opinion on DCMB Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to DCMB Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of DCMB Securities, LLC's financial statements. The supplemental information is the responsibility of DCMB Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as DCMB Securities, LLC's auditor since 2016.

Maitland, Florida

August 13, 2021

DCMB SECURITIES, LLC
Statement of Financial Condition
June 30, 2021

ASSETS		
Cash	$	24,953
TOTAL ASSETS	$	24,953
LIABILITIES AND MEMBER'S CAPITAL		
TOTAL LIABILITIES	$	1,500
Total Member's Capital		23,453
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$	24,953

The accompanying notes are an integral part of these financial statements

DCMB SECURITIES, LLC
Statement of Operations
Year Ended June 30, 2021

Revenue	
Merger and aquisition services	$ 200,000
TOTAL REVENUE	200,000
Expenses	
Commission expense	75,000
Office Services	3,014
Professional fees	12,776
Regulatory fees	4,040
Expense agreement - related party	3,000
Franchise Tax	-
Other expenses	-
TOTAL EXPENSES	97,830
NET INCOME	$ 102,170

The accompanying notes are an integral part of these financial statements

DCMB SECURITIES, LLC
Statement of Changes in Member's Capital
Year Ended June 30, 2021

	Total
Balances at June 30, 2020	$ 43,284
Members Draw	(122,000)
Net profit	102,170
Balances at June 30, 2021	$ 23,453

The accompanying notes are an integral part of these financ

DCMB SECURITIES, LLC
Statement of Cash Flows
Year Ended June 30, 2021

Cash flows from operating activities:		
Net profit	$	102,170
Adjustments to reconcile net profit to net cash provided by operating activities:		
Changes in assets and liabilities		
Increase in accounts payable		1,510
Decrease in deferred revenue		-
Increase in accounts receivable		-
Net cash provided by operating activities		103,680
Net increase in cash		103,680
Member Draw		(122,000)
Cash at beginning of year		43,273
Cash at end of year	$	24,953

Supplemental disclosures of cash flow information:

There was no cash paid during the year for interest or income taxes.

The accompanying notes are an integral part of these financial statements

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

DCMB Securities, LLC (the Company), was organized in November 2007 as a single member Texas limited liability company. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

The Firm is not claiming an exemption from 17 C.F.R. § 240. 15c3-3. The Firm is filing the exemption report in reliance on footnote 74 of the 2013 SEC Release 34-70073. As a Non-Covered Firm that does not claim an exemption under paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii)), during the reporting period the Firm affirms that it (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3). These conditions were met throughout the most recent fiscal year without exception.

Under the exemptive provisions of footnote 74, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

The Company's operations consist primarily as a broker and/or placement agent in private placements of securities and merger and acquisition services to institutions located in Texas. The Company is located in Houston Texas.

Significant Accounting Policies:

Use of Estimates

The accompanying financial statements have been prepared in conformity with U.S. generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. As of the statement of financial condition date, and periodically throughout the year, the Company has maintained balances in accounts in excess of federally insured limits.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Revenue from Contracts with Customers

Revenues from contracts with customers are composed of investment banking fees. Such fees are recognized at the point in time when the Company's performance under the terms of the contractual arrangement is completed, which is typically at the closing of the transaction. Reimbursed expenses related to these transactions are recorded as revenue and are included in investment banking fees. In certain instances, for advisory contracts, the Company will receive amounts in advance of the deal's closing. In these instances, revenue is recognized over time in which the performance obligations are simultaneously provided by the Company and consumed by the customer. There are no advances at June 30, 2021.

Revenue Recognition

Significant Judgments

Revenue from contracts with customers includes fees from investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax purposes. Taxable income or loss of the Company is includable in the income tax return of the Member; therefore, no provision for federal income taxes has been made in the accompanying financial statements. The Company is subject to Texas state tax.

The federal and state income tax returns of the Company for 2020, 2019 and 2018 are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

Note 2 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2021, the Company had net capital of $23,453, which was $18,453 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.64.

Note 3 - Related Party Transactions/Concentration of Revenue and Services

The Company has an Expense Paying and Sublease Agreement (Agreement) with a related party company, effective September 1, 2014. The Agreement may be terminated by either party with a one-month notice. Under the Agreement, the related party company is to provide office space, personal property and utilities. The fee under the Agreement is $250 a month and represents the allocable share of the services provided by the related party company. Expenses incurred under this Agreement totaled $3,000 during the year.

The Company earned $200,000 or 100% of its revenue during the year from two merger and acquisition financing transactions.

Note 4 - Commitments and Contingencies

The Company does not have any commitments or contingencies.

Note 5 - Subsequent Events

Management has evaluated the Company's subsequent events and transactions that occurred through the date which the financial statements were available to be issued and determined the Company has no events and transactions occurring subsequent to June 30, 2021 requiring disclosure.

Schedule I

DCMB SECURITIES, LLC
Supplemental Information Pursuant to Rule 17a-5
June 30, 2021

Computation of Net Capital:

Total member's capital qualified for net capital	$ 23,453
Deductions and/or charges	
Non-allowable assets:	
Accounts Receivable	-
Net Capital	$ 23,453
Aggregate indebtedness	$ -
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 18,453
Ratio of aggregate indebtedness to net capital	0.64

Reconciliation of Company's Computation

There are no material differences between the above computation of net capital under Rule 15c3-1 as of June 30, 2021 as filed by DCMB Securities, LLC on Form X-17A-5. Accordingly, no reconciliation is necessary. Company's Part IIA FOCUS Report

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member's
of DCMB Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) DCMB Securities, LLC identified that it does not claim an exemption under the exemption provisions of SEA Rule 15c3-3, but is exempt in reliance on footnote 74 to SEC Release 34-70073, dated July 30, 2013, and as discussed in Q&A #8 of the related FAQ issued by SEC staff on April 4, 2014 (the "Identified Exemption") and (2) DCMB Securities, LLC stated that DCMB Securities, LLC met the identified exemption provisions throughout period July 1, 2020 through June 30, 2021 without exception. DCMB Securities, LLC's management is responsible for compliance with the exemption and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about DCMB Securities, LLC's compliance with the exemption. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Identified Exemption from Rule 15c3-3 under the Securities Exchange Act of 1934 identified above.

Ohab and Company, PA

Maitland, Florida

August 13, 2021

DCMB SECURITIES, LLC

1700 West Loop South, Suite 450
Houston, Texas 77027

EXEMPTION REPORT

DCMB Securities, LLC, (Firm) is a registered broker-dealer subject to Rule 17-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Firm states the following:

1. The Firm is not claiming an exemption from 17 C.F.R. § 240. 15c3-3 under paragraph (k). The Firm is filing the exemption report in reliance on footnote 74 of the 2013 SEC Release 34-70073.

2. The Firm is engaged in the private placement of securities, mergers and acquisitions advisory services and investment banking activities.

3. As a Non-Covered Firm that does not claim an exemption under paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii)), during the reporting period the Firm affirms that it (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3). These conditions were met throughout the most recent fiscal year without exception.

DCMB Securities, LLC

I, John W. Donovan, Jr., swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Managing Member

August 1, 2021